Marie Claire Gould is Hive Social's Lead Investor.

She is investing $1,000 in this round.

Here's why she's investing:

I chose to invest in Hive Social because social media needs disruption. Kassandra is a super star and Hive Social is poised to scale. Kassandra has an ambitious mission to transform the $10 billion dollar global social media market. I believe that smarter, revitalizing social media paves the way for a more equitable, ethical web. I was most impressed by Hive's organic growth to over 600k users, as well as their strategic partnerships. I look forward to Kassandra and the Hive team continuing to innovate in this space.